        As filed with the Securities and Exchange Commission on November 24,1999
                                                  Registration No. 333-89525
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ____________________

                             Amendment No. 1 to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                              ____________________

                       VITESSE SEMICONDUCTOR CORPORATION
            (Exact name of Registrant as specified in its charter)
                             ____________________

            Delaware                             770138960
(State or other jurisdiction of              (I.R.S. Employer
incorporation or organization)            Identification Number)

                                741 Calle Plano
                          Camarillo, California 93012
                                (805) 388-3700

(Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                            ____________________

                              Louis R. Tomasetta
                                   President
                       Vitesse Semiconductor Corporation
                                741 Calle Plano
                          Camarillo, California 93012
                                (805) 388-3700
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ____________________

                                   Copies to:
                             Gail C. Husick, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

                             ____________________

     Approximate date of commencement of proposed sale to the public: From time to time after the Effective Date of this Registration Statement.
[_] If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
[X] If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
[_] If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.________
[_] If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ________
[_] If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                             ____________________


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                1,839,988 Shares


                       VITESSE SEMICONDUCTOR CORPORATION

                                  Common Stock

                                  ____________

     All of the shares of common stock offered by this Prospectus (the "Shares") are being sold by the selling stockholders named under "Selling Stockholders" (the "Selling Stockholders"). Vitesse Semiconductor Corporation will not receive any of the proceeds from the sale of these shares.

     Our shares are listed for trading on The Nasdaq Stock Market's National Market under the symbol "VTSS". As of the close of business on October 20, 1999, the Company completed a two-for-one stock split of common stock effected in the form of a stock dividend to stockholders of record as of September 30, 1999. Except as otherwise noted, all information in this Prospectus has been adjusted to reflect the stock split. On November 23, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $45.75.

     Investing in our common stock involves risks. See "Risk Factors" starting on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We originally issued all of the Shares in connection with our acquisition of XaQti Corporation, a California corporation ("XaQti"). We are registering the Shares pursuant to an agreement between us and the former stockholders of XaQti.



               The date of this Prospectus is __________, 1999.

                               TABLE OF CONTENTS


                                                                Page
                                                                ----
The Company.....................................................   3
Risk Factors....................................................   3
Use of Proceeds.................................................   8
Selected Consolidated Supplemental Financial Data...............   9
Management's Discussion and Analysis of
     Supplemental Financial Condition and
     Results of Operations......................................  11
Plan of Distribution............................................  26
Legal Matters...................................................  27
Experts.........................................................  27
Where You Can Find More Information.............................  28
Index to Supplemental Consolidated Financial Statements.........  F-1

                              ___________________

                                  THE COMPANY

     Vitesse is a leader in the design, development, manufacturing and marketing of digital gallium arsenide integrated circuits which are high-performance integrated circuits. Integrated circuits are components necessary to all electronic systems. Our principal executive officers are located at 741 Calle Plano, Camarillo, CA 93012 and our telephone number is (805) 388-3700. References to Vitesse, the Company, "we", "us" and "our" in this Prospectus refer to Vitesse Semiconductor Corporation and its subsidiaries unless the context requires otherwise. All of the information in this Prospectus has been adjusted to give effect to the two-for-one split of the Company's Common Stock, which will be completed on October 20, 1999.

                                 RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of the following risks.

     This Prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of different factors, including the risks faced by us described below and elsewhere in this prospectus.

We Are Dependent on a Small Number of Customers in a Few Industries

We intend to continue focusing our sales effort on a small number of customers in the communications and test equipment markets that require high-performance integrated circuits. Some of these customers are also our competitors. In the first nine month of fiscal 1999, our two largest customers accounted for 18% and 14% of our total revenues and no other customers accounted for more than 10% of our total revenues. If any of our major customers delays orders of our products or stops buying our products, our business and financial condition would be severely affected.

Our Operating Results May Fluctuate

Our quarterly revenues and expenses may fluctuate in the future. These variations may be due to a number of factors, many of which are outside our control. Factors that could affect our future operating results include the following:


 .    The loss of major customers
 .    Variations, delays or cancellations of orders and shipments of our products
 .    Reduction in the selling prices of our products
 .    Significant changes in the type and mix of products being sold
 .    Delays in introducing new products
 .    Design changes made by our customers

 .    Our failure to manufacture and ship products on time
 .    Changes in manufacturing capacity, the utilization of this capacity and manufacturing yields
 .    Variations in product and process development costs; and
 .    Changes in inventory levels

In the past, we have recorded significant new product and process development costs because our policy is to expense these costs at the time that they are incurred. We may incur these types of expenses in the future. The occurrence of any of the above factors could have a material adverse effect on our business and on our financial results.

We Have Limited Manufacturing Capacity and We Depend on a New Production
Facility


During 1998, we started producing high-performance integrated circuits at our new six-inch wafer fabrication factory in Colorado Springs, Colorado. This facility includes a 10,000 square-foot Class I clean room with capacity for
future expansion to 15,000 square feet.   We are faced with several risks in the
successful operation of this facility as well as in our overall production operations. We have only produced finished four-inch wafers in the past and we have limited experience with the equipment and processes involved in producing finished six-inch wafers. We do not have excess production capacity at our Camarillo plant to offset failure of the new Colorado facility to meet production goals. Consequently, our failure to successfully operate the new facility could severely damage financial results.

We also must now effectively coordinate and manage two facilities. We have limited experience in managing production facilities located at two different sites, and our failure to successfully do so could have a material adverse effect on our business and operating results.

There Are Risks Associated With Recent and Future Acquisitions

In fiscal 1999, we made three strategic acquisitions. These acquisitions may result in the diversion of management's attention from the day-to-day operations of the Company's business. Risks of making these acquisitions include difficulties in the integration of acquired operations, products and personnel. If we fail in our efforts to integrate recent and future acquisitions, our business and operating results could be materially adversely affected. In addition, acquisitions we have made or will make could result in dilutive issuances of equity securities, substantial debt, and amortization expenses related to goodwill and other intangible assets. We do not have any binding obligations with respect to any particular acquisition; however our management frequently evaluates strategic opportunities available. In the future we may pursue additional acquisitions of complementary products, technologies or businesses.

Our Industry is Highly Competitive

The high-performance semiconductor market is extremely competitive and is characterized by rapid technological change, price-erosion and increased international competition. The communications and test equipment industries, which are our primary target markets, are also becoming intensely competitive because of deregulation and international competition. We compete directly or indirectly with the following categories of companies:


 .  Gallium Arsenide fabrication operations of systems companies such as Conexant and Fujitsu
 .  Silicon high-performance integrated circuit manufacturers who use Emitter
   Coupled Logic ("ECL") or Bipolar Complementary Metal-Oxide-Semiconductor (BiCMOS) technologies such as Hewlett Packard, Fujitsu, Motorola, National Semiconductor, Texas Instruments and Applied Micro Circuits Corporation

Additionally, in lower frequency applications we face increased competition with Complementary Metal-Oxide-Semiconductor ("CMOS")-based products, particularly as the performance of these products continues to improve. Our current and prospective competitors include many large companies that have substantially greater marketing, financial, technical and manufacturing resources than we have.

Competition in the markets that we serve is primarily based on price/performance, product quality and the ability to deliver products in a timely fashion. Some prospective customers may be reluctant to adopt our products because of perceived risks relating to H-GaAs ("High-integration Gallium Arsenide") technology. Additionally, product qualification is typically a lengthy process and some prospective customers may be unwilling to invest the time or expense necessary to qualify suppliers such as Vitesse. Prospective customers may also have concerns about the relative advantages of our products compared to more familiar silicon-based semiconductors. Further, customers may also be concerned about relying on a relatively small company for a critical sole-sourced component. To the extent we fail to overcome these challenges, there could be material and adverse effects on our business and financial results.

We Must Keep Pace With Product and Process Development and Technological Change

The market for our products is characterized by rapid changes in both product and process technologies. We believe that our success to a large extent depends on our ability to continue to improve our product and process technologies and to develop new products and technologies in order to maintain our competitive position. Further, we must adapt our products and processes to technological changes and adopt emerging industry standards. Our failure to accomplish any of the above could have a negative impact on our business and financial results.

We Are Dependent on Key Suppliers

We manufacture our products using a variety of components procured from third-party suppliers. Most of our high-performance integrated circuits are packaged by third parties. Other components and materials used in our manufacturing process are available from only a limited number of sources. Any difficulty in obtaining sole- or limited-sourced parts or services from third parties could affect our ability to meet scheduled product deliveries to customers. This in turn could have a material adverse effect on our customer relationships, business and financial results.

Our Manufacturing Yields Are Subject to Fluctuation

Semiconductor fabrication is a highly complex and precise process. Defects in masks, impurities in the materials used, contamination of the manufacturing environment and equipment failures can cause a large percentage of wafers or die to be rejected. Manufacturing yields vary among products, depending on a particular high-performance integrated circuit's complexity and on our experience in manufacturing it. In the past, we have experienced difficulties in achieving acceptable yields on some high-performance integrated circuits, which has led to shipment delays. Our overall yields are lower than yields obtained in a mature silicon process because we manufacture a large number of different products in limited volume and because our process technology is less developed. We anticipate that many of our current and future products may never be produced in volume.

Since a majority of our manufacturing costs are relatively fixed, maintaining the number of shippable die per wafer is critical to our operating results. Yield decreases can result in higher unit costs and may lead to reduced gross profit and net income. We use estimated yields for valuing work-in-process inventory. If actual yields are materially different than these estimates, we may need to revalue work-in-process inventory. Consequently, if any of our current or future products experience yield problems, our financial results may be adversely affected.

Our Business is Subject to Environmental Regulations

We are subject to various governmental regulations related to toxic, volatile and other hazardous chemicals used in our manufacturing process. Our failure to comply with these regulations could result in the imposition of fines or in the suspension or cessation of our operations. Additionally, we may be restricted in our ability to expand operations at our present locations or we may be required to incur significant expenses to comply with these regulations.

Our Failure to Manage Growth May Adversely Affect Us

The management of our growth requires qualified personnel, systems and other resources. In particular, the continued operation of the new facility in Colorado Springs and its integration with the Camarillo facility will require significant management, technical and administrative resources. Additionally, we have recently established several product design centers worldwide. Finally, we acquired Vermont Scientific Technologies, Inc. ("VTEK") in November 1998, Serano Systems Corporation ("Serano") in January 1999 and XaQti Corporation ("XaQti") in July 1999, and we have only limited experience in integrating the operations of acquired businesses. Failure to manage our growth or to successfully integrate new and future facilities or newly acquired businesses could have a material adverse effect on our business and financial results.

We Are Dependent on Key Personnel

Due to the specialized nature of our business, our success depends in part upon attracting and retaining the services of qualified managerial and technical personnel. The competition for qualified personnel is intense. The loss of any our key employees or the failure to hire additional skilled technical personnel could have a material adverse effect on our business and financial results.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

               SELECTED CONSOLIDATED SUPPLEMENTAL FINANCIAL DATA

     The following tables sets forth selected supplemental consolidated financial data for Vitesse Semiconductor Corporation and its subsidiaries ("Vitesse") for each of the years in the five year period ended September 30, 1998, and for the nine months ended June 30, 1998 and 1999, giving retroactive effect to the acquisitions of Serano Systems Corporation ("Serano") and XaQti Corporation ("XaQti"). As more fully described in Note 2 of the Supplemental Consolidated Financial Statements, the Company's acquisitions of Serano on January 21, 1999 and XaQti on July 16, 1999 were accounted for under the pooling-of-interests method, and accordingly, the supplemental consolidated financial statements for all periods presented have been restated to include the accounts and results of operations of Serano and XaQti. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. Portions of these financial statements do not extend through the dates of consummation. However, they will become the historical consolidated financial statements of Vitesse after financial statements covering the dates of consummation of the business combinations are issued. The information in the following tables should be read in conjunction with "Management's Discussion and Analysis of Supplemental Financial Condition and Results of Operations" and with the Supplemental Consolidated Financial Statements and Notes thereto included herein.

                     Consolidated Statements of Operations
                     (in thousands, except per share data)


                                                                                                             Nine Months Ended
                                                                  September 30,                                  June 30,
                                            ----------------------------------------------------------     ----------------------
                                              1998          1997         1996        1995        1994        1999         1998
                                            --------      --------     --------    --------    -------     --------     ---------
                                                                                                                (unaudited)
Revenues                                    $176,885      $105,413     $ 66,046    $ 42,882    $35,581     $200,907     $ 122,295
---------------------------------------------------------------------------------------------------------------------------------
   Cost of revenues:                          70,041        45,513       31,792      22,505     22,226       75,215        48,799
   Engineering, research & development        33,012        19,108       11,149       8,689      8,794       36,160        23,102
   Selling, general & administrative          23,638        15,659        9,993       8,900      7,794       26,056        16,497
---------------------------------------------------------------------------------------------------------------------------------
        Total costs and expenses             126,691        80,280       52,934      40,094     38,814      137,431        88,398
        -------------------------------------------------------------------------------------------------------------------------

Income (loss) from operations                 50,194        25,133       13,112       2,788     (3,233)      63,476        33,897
Other income (loss), net                       9,385         8,036          613      (1,202)      (891)       8,106         7,050
---------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes             59,579        33,169       13,725       1,586     (4,124)      71,582        40,948
Income taxes                                   9,079         3,652        1,405          79         17       23,348         6,237
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                           $ 50,500      $ 29,517     $ 12,320    $  1,507    $(4,141)    $ 48,234     $  34,710
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share:
Basic                                       $   0.34      $   0.22     $   0.12    $   0.02    $ (0.05)    $   0.32     $    0.24
Diluted                                     $   0.31      $   0.19     $   0.10    $   0.01    $ (0.05)    $   0.29     $    0.22
---------------------------------------------------------------------------------------------------------------------------------

Shares used in per share computations:
Basic                                        147,446       138,256      104,562      96,692     88,638      152,178       146,482
Diluted                                      160,500       152,888      119,486     103,842     88,638      165,242       159,110
---------------------------------------------------------------------------------------------------------------------------------

                          Selected Balance Sheet Data
                                 (in thousands)


                                                                                                                  As of
                                                             As of September 30,                                 June 30,
                                         -----------------------------------------------------------      ----------------------
                                           1998          1997          1996        1995       1994          1999         1998
                                         --------      --------      --------     -------    -------      --------     ---------
                                                                                                                (unaudited)
Cash and short-term investments          $168,573      $158,461      $ 53,035     $ 6,315    $ 5,171      $201,324     $157,917

Working capital                           225,025       179,564        70,606      17,889     14,644       300,031      203,221

Total assets                              381,008       295,994       101,071      42,111     39,496       486,657      354,224

Long-term debt, less current portion          701           322         1,166       5,518      6,029         3,705          401

Net shareholders' equity                  351,289       267,807        88,053      25,000     21,517       454,382      325,424
--------------------------------------------------------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

          SUPPLEMENTAL FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Supplemental Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. As more fully described in Note 2 of the Supplemental Consolidated Financial Statements, the Company's acquisitions of Serano on January 21, 1999 and XaQti on July 16, 1999 were accounted for under the pooling-of-interests method, and accordingly, the supplemental consolidated financial statements for all periods presented have been restated to include the accounts and results of operations of Serano and XaQti. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. Portions of these financial statements do not extend through the dates of consummation. However, they will become the historical consolidated financial statements of Vitesse after financial statements covering the dates of consummation of the business combinations are issued. The information set forth in "Management's Discussion and Analysis of Supplemental Financial Condition and Results of Operations" below includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Exchange Act that involve risks and uncertainties, including statements regarding revenues, tax loss carryforwards, engineering, research and development expenses, effective tax rates, liquidity and capital resources and year 2000 readiness. Factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in "Risk Factors."

Overview

     The Company is a leader in the design, development, manufacturing and marketing of digital GaAs ICs. The Company's target customers are systems manufacturers in the telecommunications, data communications and automatic test equipment (ATE) markets. As a result of the deployment of communications standards such as SONET/SDH, ATM, Fibre Channel and Gigabit Ethernet as well as other advances, there has been growing demand for high-performance ICs to meet the increasingly rigorous standards of the telecommunications and data communications industries. The requirements for high-performance ICs in the ATE industry have also become more stringent in order to meet testing requirements of increasingly faster and more complex ICs. In fiscal 1998, sales of telecommunications, data communications and ATE products represented 51%, 23% and 26%, respectively, of the Company's total revenues.

     The Company generates both production revenues and development revenues. Production revenues are generally recognized upon shipment of the product, and costs associated with production are included in cost of revenues. Development revenues are much less significant and are generally recognized upon attainment of milestones established under customer contracts, such as the release or shipment of the Company's cell library or design tools, the release by the customer of a design net list or design tape and the Company's shipment of prototype ICs. The majority of costs associated with development revenues, including prototype fabrication costs, are included in cost of revenues, and the remaining portion is expensed as engineering, research and development expenses. The Company believes such revenues will continue to decline as a percentage of total revenues in the foreseeable future.

     The Company has focused its sales efforts on a relatively small number of systems manufacturers who require high-performance ICs. Sales to the Company's 10 largest customers represented approximately 69%, 77% and 75% of total revenues in fiscal 1998, 1997 and 1996, respectively.

     As of September 30, 1998, the Company had $32.3 million and $19.8 million of federal and state net operating loss carryforwards, respectively, which will be recoverable only if future taxable income is sufficient to utilize such tax loss carryforwards. Based on historical results of operations, estimated future taxable income and other factors, management believes that it is more likely than not that the tax benefits associated with such loss carryforwards will be realized, and therefore the Company has eliminated the valuation allowance for all deductible differences. In 1997 and 1998, recognition of the Company's net operating loss carryforward benefits resulted in relatively low effective income tax rates for the Company. This reduction of the available future benefit related to these net operating loss carryforwards will result in the Company experiencing higher effective income tax rates in fiscal 1999 and thereafter. See Note 8 of Notes to Supplemental Consolidated Financial Statements.

Results of Operations

     The following table sets forth statements of operations data of the Company expressed as a percentage of total revenues for the fiscal years indicated:


                                                                                                        Nine Months Ended
                                                                            Year Ended September 30,        June 30,
                                                                           -------------------------    -----------------
                                                                            1998      1997     1996      1999       1998
                                                                           ------    ------   ------    ------     ------
                                                                                                           (unaudited)

Revenues                                                                    100.0%    100.0%   100.0%     100.0%    100.0%
-------------------------------------------------------------------------------------------------------------------------
   Cost of revenues:                                                         39.6      43.2     48.1       37.4      40.0
   Engineering, research & development                                       18.7      18.1     16.9       18.0      18.9
   Selling, general & administrative                                         13.3      14.9     15.1       13.0      13.5
   ----------------------------------------------------------------------------------------------------------------------
          Total costs and expenses                                           71.6      76.2     80.1       68.4      72.3
          ---------------------------------------------------------------------------------------------------------------
Income from operations                                                       28.4      23.8     19.9       31.6      27.7
Other income, net                                                             5.3       7.6      0.9        4.0       5.8
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                   33.7      31.4     20.8       35.6      33.5
Income taxes                                                                  5.1       3.4      2.1       11.6       5.1
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                   28.6%     28.0%    18.7%      24.0%     28.4%
-------------------------------------------------------------------------------------------------------------------------

     Nine Months Ended June 30, 1999, as Compared to the Nine Months Ended June 30, 1998

     Revenues

     Total revenues for the nine months ended June 30, 1999 were $200.9 million, a 64% increase over the $122.3 million recorded in the nine months ended June 30, 1998. The increase in total revenues for the nine months ended June 30, 1999 was primarily due to an increase in the number of units shipped to customers in the communications and ATE markets.

     Cost of Revenues

     Cost of revenues as a percentage of total revenues in the nine months ended June 30, 1999 was 37.4% compared to 40.0% in the nine months ended June 30, 1998. The decrease in cost of revenues as a percentage of total revenues resulted primarily from a reduction in per unit costs associated with increased utilization of the Company's Camarillo and Colorado Springs wafer fabrication facilities, as well as improved yields at both facilities.

     The Company's manufacturing yields vary significantly among products, depending on a particular IC's complexity and the Company's experience in manufacturing it. Historically, the Company has experienced difficulties achieving acceptable yields on some ICs, which has resulted in shipment delays. The Company's overall yields are lower than yields experienced in a silicon process because of the large number of different products manufactured in limited volume and because the Company's H-GaAs process technology is significantly less developed. The Company expects that many of its current and future products may never be produced in volume.

     Regardless of the process technology used, the fabrication of semiconductors is a highly complex and precise process. Defects in masks, impurities in the materials used, contamination of the manufacturing environment, equipment failure and other difficulties in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional.

     Because the majority of the Company's costs of manufacturing are relatively fixed, maintenance of the number of shippable die per wafer is critical to the Company's results of operations. Yield decreases can result in substantially higher unit costs and may result in reduced gross profit and net income. There can be no assurance that the Company will not suffer periodic yield problems in connection with new or existing products which could cause the Company's business, operating results and financial condition to be materially adversely affected.

     Inventory is valued at the lower of cost or market. Because allocable manufacturing costs can be high, new product inventory is often valued at market. In addition, a portion of work-in-process inventory consists of wafers in various stages of fabrication. Consequently, the Company estimates yields per wafer in order to estimate the value of inventory. If yields are materially different than projected, work-in-process inventory may need to be revalued. There can be no assurance that such adjustments will not occur in the future and have a material adverse effect on the Company's results of operations.

     Engineering, Research and Development Costs

     Engineering, research and development expenses for the nine months ended June 30, 1999 were $36.2 million compared to $23.1 million in the nine months ended June 30, 1998. The increase was principally due to increased headcount and higher costs to support the Company's continuing efforts to develop new products. The Company intends to continue to increase the dollar amount of engineering, research and development expenses in the future. As a percentage of total revenues, engineering, research and development costs were 18.0% in the nine months ended June 30, 1999 compared to 18.9% in the nine months ended June 30, 1998. The Company's engineering, research and development costs are expensed as incurred.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses (SG&A) for the nine months ended June 30, 1999 increased to $26.1 million compared to $16.5 million in the same period in 1998. The increase in SG&A expenses was due to increased headcount, higher commissions earned by sales representatives resulting from increased sales, and increased advertising costs. As a percentage of total revenues, SG&A expenses for the nine-month periods ended June 30, 1999 and June 30, 1998, decreased to 13.0% from 13.5%, respectively.

     Other Income, Net

     Other income consists of interest income, net of interest and other expenses. Other income for the nine months ended June 30, 1999, increased to $8.1 million from $7.1 million in the comparable period a year ago. The increase is due to higher average cash, short-term investments and long-term deposit balances.

     Income Taxes

     The Company recorded a provision for income taxes in the amount of $23.3 million in the nine months ended June 30, 1999 and $6.2 million in the nine months ended June 30, 1998, representing an effective rate of 33% and 15% respectively. The increase in the effective tax rate is due to the full utilization in previous years of available net operating loss carryforwards. The Company expects the effective tax rate to be 33% for the full fiscal year 1999.

Year Ended September 30, 1998, as Compared to Year Ended September 30, 1997

     Revenues

     Revenues in fiscal 1998 were $176.9 million, a 68% increase over the $105.4 million recorded in fiscal 1997. The increase in total revenues was due to an increase in production revenues as a result of the growth in shipments to customers in the communications and ATE markets.

     Cost of Revenues

     Cost of revenues as a percentage of total revenues in fiscal 1998 was 39.6% compared to 43.2% in fiscal 1997. The decrease in cost of revenues as a percentage of total revenues resulted primarily from a reduction in per unit costs associated with increased utilization of the Camarillo wafer fabrication facility, as well as improved manufacturing yields, partially offset by an increase in per unit costs associated with the Colorado facility which did not start volume production until the third quarter of fiscal 1998.

     Engineering, Research and Development

     Engineering, research and development expenses were $33.0 million in fiscal 1998 compared to $19.1 million in fiscal 1997. The increase was principally due to increased headcount and higher costs to support the Company's continuing efforts to develop new products. The Company's engineering, research and development costs are expensed as incurred. As a percentage of total revenues, engineering, research and development expenses were 18.7% and 18.1% in fiscal 1998 and 1997, respectively.

     Selling, General and Administrative

     Selling, general and administrative expenses were $23.6 million in fiscal 1998 compared to $15.7 million in fiscal 1997. The increase was principally due to increased headcount, higher commissions earned by sales representatives resulting from increased sales, and increased advertising costs. As a percentage of total revenues, selling, general and administrative expenses declined to 13.3% in fiscal 1998 from 14.9% in fiscal 1997 primarily as a result of the Company's revenues growing faster than these expenses.

     Other Income, Net

     Other income consists of interest income, net of interest and other expenses. Other income increased to $9.4 million in fiscal 1998 from $8.0 million in fiscal 1997 due to a higher average cash, short-term investments and long-term deposit balances in fiscal 1998 as compared to fiscal 1997 resulting primarily from the Company's equity offering in November 1996.

     Income Taxes

     The Company recorded a provision for income taxes in the amount of $9.1 million in fiscal 1998 and $3.7 million in fiscal 1997, representing an effective tax rate of 15% and 11%, respectively.

     Net Operating Loss Carryforwards

     As of September 30, 1998, the Company had federal net operating loss carryforwards of approximately $32.3 million, state net operating loss carryforwards of approximately $19.8 million and federal and state research and development tax credits of approximately $3.6 million and $1.5 million, respectively. The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109).

Year Ended September 30, 1997, as Compared to Year Ended September 30, 1996

     Revenues

     Revenues in fiscal 1997 were $105.4 million, a 60% increase over the $66.0 million recorded in fiscal 1996. The increase in revenues was due to an increase in production revenues as a result of the growth of shipments to customers in the data communications, telecommunications and ATE markets.

     Cost of Revenues

     Cost of revenues as a percentage of total revenues in fiscal 1997 was 43.2% compared to 48.1% in fiscal 1996. The decrease in cost of revenues as a percentage of total revenues resulted from a reduction in per unit costs associated with increased production as well as increased manufacturing yields at the Camarillo manufacturing facility.

     Engineering, Research and Development

     Engineering, research and development expenses were $19.1 million in fiscal 1997 compared to $11.1 million in fiscal 1996. The increase was principally due to increased headcount and higher costs to support the Company's continuing efforts to develop new products. As a percentage of total revenues, engineering, research and development expenses increased to 18.1% in fiscal 1997 from 16.9% in fiscal 1996 due to the Company investing more money in its research and development efforts, and due to the consolidation of XaQti and Serano which began incurring significant research and development expenses in 1997.

     Selling, General and Administrative

     Selling, general and administrative expenses were $15.7 million in fiscal 1997 compared to $10.0 million in fiscal 1996. This increase was principally due to increased headcount, salary increases, higher commissions resulting from increased sales and increased advertising costs. As a percentage of total revenues, selling, general and administrative expenses declined to 14.9% in fiscal 1997 from 15.1% in fiscal 1996 primarily as a result of the Company's revenues growing faster than these expenses.

     Other Income, Net

     Other income consists of interest income, net of interest and other expenses. Other income increased to $8.0 million in fiscal 1997 from $0.6 million in fiscal 1996 due to a higher average cash balance in fiscal 1997 as compared to fiscal 1996 resulting primarily from the Company's equity offerings in March 1996 and November 1996.

     Income Taxes

     The Company recorded a provision for income taxes in the amount of $3.7 million in fiscal 1997 and $1.4 million in fiscal 1996.

Liquidity and Capital Resources

     Operating Activities

     The Company generated $59.2 million and $29.8 million from operating activities in the nine month periods ended June 30, 1999 and 1998, respectively. The Company generated $45.0 million, $52.1 million and $16.6 million from operating activities in fiscal 1998, 1997 and 1996, respectively. The increase in cash flow from operations was principally due to an improvement in profitability.

     Investing Activities

     Capital expenditures, principally for manufacturing and test equipment, were $33.8 million in the nine month period ended June 30, 1999 compared to $24.0 million in the nine month period ended June 30, 1998. Additionally, the Company paid $13.0 million in cash for the purchase of VTEK during the first quarter of fiscal 1999. Capital expenditures, primarily for manufacturing and test equipment, were $30.9 million, $31.7 million and $11.0 million in fiscal 1998, 1997 and 1996, respectively. The Company intends to continue investing in manufacturing, test and engineering equipment.

     As a result of increased demand for its products, the Company has been increasing capacity at its Camarillo plant. Additionally, during fiscal 1998 and 1997 the Company purchased manufacturing equipment in order to begin volume production of six-inch wafers at its wafer fabrication facility in Colorado Springs. Consequently, the Company incurred a significant increase in capital expenditures in fiscal 1998 and 1997. The majority of the costs associated with the Colorado Springs facility was financed through three operating lease transactions. See Note 12 of Notes to Supplemental Consolidated Financial Statements. The Company intends to continue investing in new manufacturing, test and engineering equipment.

     Financing Activities

     In the nine month period ended June 30, 1999, the Company generated $18.2 million of cash from financing activities primarily from the proceeds from issuance of common stock pursuant to the Company's stock option and stock purchase plans. In fiscal 1998, the Company generated $19.1 million of cash from financing activities consisting of $18.8 million of proceeds from the issuance of common stock pursuant to the Company's stock option and stock purchase plans and $0.8 million in proceeds from long-term debt, partially offset by $0.4 million in repayments of debt obligations. In fiscal 1997, the Company generated $130.6 million of cash from financing activities consisting of $131.8 million of proceeds from the issuance and sale of common stock in the Company's public offering in November 1996 and proceeds from the issuance of common stock pursuant to the Company's stock option and stock purchase plans and $0.5 million in proceeds from long-term debt, partially offset by $1.7 million in repayments of debt obligations.

     The Company has an agreement with a bank for a revolving line of credit which expires on January 15, 2000. The maximum amount available under the revolving line of credit is $12.5 million. The interest rate on borrowings under this revolving line of credit is equal to the bank's prime rate. See Note 6 of Notes to Supplemental Consolidated Financial Statements.

     XaQti had a $1 million revolving line of credit bearing interest at prime
plus 0.5% which expired on June 22, 1999.   See Note 6 of Notes to Supplemental
Consolidated Financial Statements.

     Management believes that the Company's cash and cash equivalents, short-term investments, cash flow from operations and revolving line of credit agreements are adequate to finance its planned growth and operating needs for the next 12 months.

     In 1998, the Company entered into an operating lease transaction providing for the financing of $10 million for the acquisition of certain test equipment. Payments under this lease began in fiscal 1998. If at the end of the lease term the Company does not purchase the property, the Company would guarantee a residual value to the lessor equal to a specified percentage of the lessor's cost of the facility and equipment. See Note 12 of Notes to Supplemental Consolidated Financial Statements.

Impact of Recent Accounting Pronouncements

     In June 1998, Statement of Financial Accounting Standards No. 135, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 135") was issued, which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company will adopt SFAS 135, as amended by SFAS No. 137, in the first fiscal quarter of its fiscal year ending September 30, 2001. Management has not competed an evaluation of the effects this standard will have on the Company's consolidated financial statements.

Year 2000 Readiness Disclosure

     The "Year 2000 Problem" is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that contain date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This can affect both information technology (IT) and non-IT systems such as manufacturing equipment, as the latter may contain date-sensitive embedded devices such as microcontrollers.

     We have formed an internal task force to evaluate Year 2000 issues associated with both our IT and non-IT systems. Many of these systems are already compliant. We intend to replace or upgrade other systems that have been identified as non-compliant. We have completely evaluated all the manufacturing equipment for Year 2000 compliance, and expect to substantially complete our remediation and testing procedures by October 1999. None of our products are date-sensitive and will operate according to specifications through the Year 2000 and thereafter.

     To date, we have not incurred incremental material costs associated with our efforts to become Year 2000 compliant, as the majority of the costs have occurred as a result of normal upgrade procedures. Furthermore, we believe that future costs associated with these compliance efforts will not be material.

     We may also be affected by Year 2000 compliance by our suppliers and customers. We have contacted several critical and significant suppliers to determine whether the products and services they provide are Year 2000 compliant or to monitor their progress towards being fully compliant. Our business and results of operations could experience material adverse effects if our key suppliers were to experience Year 2000 issue that caused them to delay shipment of critical components to us.

     Based on our efforts to date, we do not believe that the Year 2000 Problem will have a material impact on our business or financial results. The most reasonably likely worst case would be minor delays in production and shipments. We have developed a contingency plan detailing actions that will be taken in the event that our compliance efforts fail to fully remediate any risk to our operations. The information in this risk factor is "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act.

                             SELLING STOCKHOLDERS

     The Selling Stockholders acquired the Shares in connection with the Company's acquisition of XaQti on July 16, 1999. The following is a list of officers of XaQti prior to the acquisition who are Selling Stockholders:

          Henry H. Wong                 -         President, Chief Executive Officer and
          David C. Newkirk              -         Vice President Finance, Chief Executive Officer and Assistant Secretary
          Namakkal S.                             Vice President, Marketing and Business Development
          Sambamurthy                   -         and Director
          Alak K. Deb                   -         Vice President, Chief Technical Officer and Director
          C. Michael Powell             -         Chief Operating Officer

     The following table sets forth, as of the date of this Prospectus, the name of each of the Selling Stockholders, the number of Shares that each such Selling Stockholder owns as of such date, the number of Shares owned by each Selling Stockholder that may be offered for sale from time to time by this Prospectus, and the number of Shares to be held by each such Selling Stockholder assuming the sale of all of the Shares offered hereby. Except as indicated, none of the Selling Stockholders has held any position or office or had a material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's Common Stock.
The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.


                                            Shares
                                         Beneficially
                                        Owned Prior to                          Shares           Shares Owned
                                           Offering          Percent         Being Offered      After Offering         Percent
              Name                          (1)(3)             (1)              (2)(3)                (2)                (2)
---------------------------------       --------------      ----------      -------------      ----------------       ---------
Aventuras Partners (5)                         972              *                  972                 0                  *
The Batra Family Trust
 Dated 11/7/91 (5)                           7,376              *                7,376                 0                  *
Naresh Batra (5)                            60,950              *               60,950                 0                  *
Bayview Investors, Ltd. (5)                 13,296              *               13,296                 0                  *
David A. and Susan M.
 Boudreau (5)                                2,268              *                2,268                 0                  *
Hai-Hua Cheng (5)                            2,184              *                2,184                 0                  *
Shabbir Chowdhury (5)                        2,268              *                2,268                 0                  *
Chung Yung Venture Capital
 Fund Ltd. (5)                              79,368              *               79,368                 0                  *
Citicorp (5)                               424,620              *              424,620                 0                  *
Michael J. Coren (5)                           922              *                  922                 0                  *
Alak K. Deb (5)                            103,774              *              103,774                 0                  *
John Dunning (5)                            22,684              *               22,684                 0                  *
ECICS Ventures 2 Ltd. (5)                   12,840              *               12,840                 0                  *
David M. Foulds (5)                            854              *                  854                 0                  *
Jean Fuentes (5)                               886              *                  886                 0                  *
David Garcia (5)                               452              *                  452                 0                  *
Amarjit Gill (5)                             2,268              *                2,268                 0                  *
David Hilf (5)                                  38              *                   38                 0                  *
In Sik Hong (5)                              4,536              *                4,536                 0                  *

                                            Shares
                                         Beneficially
                                        Owned Prior to                          Shares          Shares Owned
                                           Offering         Percent         Being Offered      After Offering          Percent
               Name                         (1)(3)             (1)             (2)(3)                 (2)                (2)
------------------------------------    --------------      ----------      -------------      ----------------       ---------
Hwa Chung Venture Capital
 Co., Ltd. (5)                              24,292              *               24,292                 0                  *
Hwa Hsin Venture Capital
 Co., Ltd. (5)                              23,014              *               23,014                 0                  *
Hwa Nan Venture Capital
 Co., Ltd. (5)                              16,620              *               16,620                 0                  *
IFS Management Services PTE Ltd. (5)        12,840              *               12,840                 0                  *
InveStar Burgeon Venture
 Capital, Inc. (5)                          45,370              *               45,370                 0                  *
InveStar Semiconductor                      61,352              *               61,352                 0                  *
 Development Fund, Inc. (5)
Itochu Corporation (5)                      22,684              *               22,684                 0                  *
Itochu Technology, Inc. (5)                 13,610              *               13,610                 0                  *
Michael L. and Diane E. Kelly (5)            3,176              *                3,176                 0                  *
Melissa W. King, Trustee,
 Melissa W. King Revocable
 Trust dtd 3/3/99 (5)                        2,310              *                2,310                 0                  *
Kenneth and Angela Lee (5)                   4,536              *                4,536                 0                  *
Lance Lee (5)                                1,478              *                1,478                 0                  *
Henry Liebman (5)                            2,268              *                2,268                 0                  *
Bee Ngor Lim (5)                               448              *                  448                 0                  *
Ray Lin (5)                                    236              *                  236                 0                  *
Linkmore Limited (5)                        38,476              *               38,476                 0                  *
Merrill Lynch KECALP
 International L.P. 1997 (5)                31,568              *               31,568                 0                  *

                                   Shares
                                Beneficially
                                   Owned                           Shares
                                  Prior to                          Being           Shares Owned
                                  Offering         Percent         Offered         After Offering       Percent
          Name                     (1)(3)            (1)           (2)(3)                (2)              (2)
--------------------------     -------------       -------        ---------        ---------------      --------
  (5)
Merrill Lynch KECALP L.P.
 1997 (5)                            94,706            *            94,706               0                 *
ML IBK Positions, Inc. (5)           31,568            *            31,568               0                 *
Moto Optical Ltd. (5)                 2,282            *             2,282               0                 *
New Asian Venture Ltd. (5)           79,138            *            79,138               0                 *
David C. Newkirk (5)                 27,862            *            27,862               0                 *
Newkirk-Abad Family Trust
 Dated 06/07/93 (5)                   6,922            *             6,922               0                 *
Gina K. Ngo (5)                       2,940            *             2,940               0                 *
Norman Family Foundation (5)          2,268            *             2,268               0                 *
David Arthur Norman & Mamie
 R. Norman TTEE,
Norman Family Revocable
 Trust U/A Dtd 08/20/87 (5)           4,536            *             4,536               0                 *
North America Venture Fund,
 L.P. (5)                            78,922            *            78,922               0                 *
Pacific Advantage
 Investments, Ltd. (5)                3,448            *             3,448               0                 *
Christopher M. Parry (5)              4,360            *             4,360               0                 *
Hasmukh M. Patel Family
 Living Trust (5)                     7,208            *             7,208               0                 *
Jason H. Patel (5)                      966            *               966               0                 *
Raj H. Patel (5)                        966            *               966               0                 *
William R. & Sandra J. Peavey
Rev Trust No. 1 dtd 9/14/80 (5)       2,310            *             2,310               0                 *
Viktor and Anupama                    2,722            *             2,722               0                 *

                                   Shares
                                Beneficially
                                   Owned                               Shares
                                 Prior to                               Being           Shares Owned
                                 Offering            Percent           Offered         After Offering       Percent
          Name                    (1)(3)               (1)             (2)(3)                (2)              (2)
--------------------------     -------------        ---------         ---------        ---------------      --------
 Prasanna (5)
Raj Raghavan & Ragini
 Raghavan, Family Trustees,
 Raghavan Family Trust UA
 dtd 03/12/97 (5)                    9,074              *                9,074                0                 *
N.S. Sambamurthy (5)               103,504              *              103,504                0                 *
Jyn-Bang Shyu (5)                      984              *                  984                0                 *
Strongbow Technologies
 Corporation (5)                     1,820              *                1,820                0                 *
Sunrise Capital Fund I, LLC (5)      9,114              *                9,114                0                 *
Jeffrey Suto (5)                       180              *                  180                0                 *
Swiss Family Klein Limited           3,628              *                3,628                0                 *
Symbon Research Co., Ltd. (5)        7,934              *                7,934                0                 *
Devandra K. Tripathi (5)             4,336              *                4,336                0                 *
TRS America Corporation (5)          7,284              *                7,284                0                 *
Linh T. Truong (5)                   9,240              *                9,240                0                 *
Jeanine Valadez (5)                 11,828              *               11,828                0                 *
Anujan Varma (5)                       368              *                  368                0                 *
Ramaswamy Vishwanath (5)             2,660              *                2,660                0                 *
VLG Investments 1997 (5)             2,536              *                2,536                0                 *
David Wang (5)                         294              *                  294                0                 *
Henry H. Wong (5)                   97,520              *               97,520                0                 *
Susan SF Wang (5)                    9,162              *                9,162                0                 *
Henry H. Wong &
 Sammie S.L. Wong,
 Trust created on 2/18/97 (5)       11,850              *               11,850                0                 *
U.S. Bank Trust (Escrow            146,714              *              146,714                0                 *

                                   Shares
                                Beneficially
                                    Owned                               Shares
                                  Prior to                               Being           Shares Owned
                                  Offering          Percent             Offered         After Offering       Percent
          Name                     (1)(3)             (1)               (2)(3)                (2)              (2)
--------------------------     -------------        ---------          ---------        ---------------      --------
Agent) (4)

_________________
*Represents less than 1% of the outstanding shares of Common Stock

     (1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right.

     (2) Assumes the sale of all Shares offered hereby. Each Selling Stockholder above is having all of the shares of the Company's Common Stock owned by them registered hereon. The Company is unaware of whether such Selling Stockholders intend to sell any, some or all of such shares. None, some or all of such shares may be sold.

     (3) The Company effected a two-for-one stock split by way of a stock dividend as of the close of business on October 20, 1999. These numbers have been adjusted to reflect the stock split.

     (4) Includes an aggregate of 146,714 shares held on behalf of the Selling Stockholders in escrow by the U.S. Bank Trust as "Escrow Agent," pursuant to the Agreement and Plan of Reorganization by and among the Company, XaQti, the Escrow Agent and certain of the Selling Stockholders. Shares held in escrow are for the account of each Selling Stockholder in the same proportion that the aggregate number of shares of Vitesse Common Stock issued to each Selling Stockholder in the XaQti acquisition bears to the aggregate number of shares issued in the XaQti acquisition. Unless subject to a claim for indemnification by Vitesse, or reacquired by Vitesse as a result of the resolution of such a claim, the shares held in escrow will be released to the Selling Stockholders on the earlier of the date which is ten days following delivery to the Company of the auditor's report for the audit of the Company's financial statements for the fiscal year ended September 30, 1999 or July 16, 2000.

     (5) Does not include shares of Common Stock held in escrow on behalf of the stockholder by U.S. Bank Trust (the "Escrow Agent"). See Note 4.

                             PLAN OF DISTRIBUTION

     In connection with the Company's acquisition of XaQti, the Company entered into a Registration Rights Agreement with the Selling Stockholders (the "Agreement"), a copy of which is attached as an Exhibit to the registration statement of which this Prospectus is a part (the "Registration Statement"). The Registration Statement has been filed pursuant to the Agreement. To the Company's knowledge, the Selling Stockholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Shares, nor does the Company know the identity of the brokers or market makers which will participate in the offering.

     The Shares covered hereby may be offered and sold from time to time by the Selling Stockholders. Subject to agreements between the Selling Stockholders and the Company, the Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders plan to sell the Shares offered hereby only in brokers' transactions, as defined in Rule 144 promulgated under the Securities Act. In general, brokers' transactions are ones in which the broker merely executes the sell order, receives no more than the customary commission and does not solicit orders to buy the Shares. No assurances can be given that the Selling Stockholders will sell any of the Shares subject to this Prospectus or that the Selling Stockholders will not sell such Shares in a private transaction or other transaction that is exempt from the registration requirements of the Securities Act. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Selling Stockholders may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus.

     In offering the Shares, the Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Stockholders and the compensation of each broker-dealer may be deemed to be underwriting discounts and commissions.

     Rule 102 of Regulation M prohibits a Selling Stockholder in a distribution from bidding for or purchasing, directly or indirectly, any of the securities which are the subject to the distribution. Rule 104 under Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

     The Selling Stockholders have agreed not to sell any of the Shares offered hereby without first submitting a written notice to the Company (the "Notice of Resale"). The Company has in turn agreed to notify the Selling Stockholders as soon as practicable, but in no event more than ten business days after receipt of the Notice of Resale, whether it believes this Prospectus is current (with the Company using the ten business day period to supplement this Prospectus or make an appropriate filing under the Exchange Act) or should be amended prior to use in connection with such sale (with the Company amending the Registration Statement as soon as practicable). Once the Company has notified the Selling Stockholders that this Prospectus is available to use, the Selling Stockholders will have up to 60 days within which to sell Shares of Common Stock subject to compliance with the Company's policies applicable to executive officers of the Company, including trading windows.

     This offering will terminate as to the Selling Stockholders on the earlier of July 16, 1999, or the date on which all Shares offered hereby have been sold by the Selling Stockholders. There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to the Company.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule of Vitesse Semiconductor Corporation as of September 30, 1998 and 1997, and for each of the years in the three-year period ended September 30, 1998, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The supplemental consolidated financial statements of Vitesse Semiconductor Corporation as of September 30, 1998 and 1997, and for each of the years in the three-year period ended September 30, 1998, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected without charge and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants filed electronically with the Commission. The address of that site is http://www.sec.gov. The Company's common stock is traded on the Nasdaq National Market. The foregoing materials are also available for inspection at the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, MD 20850.

     This Prospectus contains information concerning Vitesse Semiconductor Corporation and the sale of its common stock by the Selling Stockholders, but does not contain all the information set forth in the Registration Statement, which the Company has filed with the Commission under the Securities Act. The Registration Statement, including various exhibits, may be inspected at the Commission's office in Washington, D.C.

The following documents filed with the Commission are incorporated herein by reference:
          (a) The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1998, March 31, 1999 and June 30, 1999, filed pursuant to Section 13(a) or 15(d) of the Exchange Act.

          (b) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, filed pursuant to Section 13(a) or 15(d) of the Exchange Act.

          (c) The description of the Company's common stock which is contained in the Company's Registration Statement on Form 8-A filed with the Commission on November 8, 1991, pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating any such description.

          All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed in writing to Vitesse Semiconductor Corporation, 741 Calle Plano, Camarillo, CA 93012,
Attention: Investor Relations, by calling (805) 388-7401, or by e-mailing invest@vitesse.com.

     No person is authorized in connection with any offering made by this Prospectus to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or by any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the Shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale of or offer to sell the Shares made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                             ____________________

                       VITESSE SEMICONDUCTOR CORPORATION

                             INDEX TO SUPPLEMENTAL
                       CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    Page
                                                                                  --------
Independent Auditors' Report                                                           F-2
Supplemental Consolidated Balance Sheets as of
     September 30, 1998 and 1997................................................       F-3
Supplemental Consolidated Statements of Operations
     for the years ended September 30, 1998, 1997 and 1996......................       F-4
Supplemental Consolidated Statements of Stockholders' Equity
     for the years ended September 30, 1998, 1997 and 1996......................       F-5
Supplemental Consolidated Statements of Cash Flows for the
     years ended September 30, 1998, 1997 and 1996..............................       F-6
Notes to Supplemental Consolidated Financial Statements.........................       F-7
Supplemental Condensed Consolidated Balance Sheets as of
     June 30, 1999 (unaudited) and September 30, 1998...........................      F-21
Supplemental Condensed Consolidated Statements of
     Operations for the nine months ended June 30, 1999 and 1998
     (unaudited)................................................................      F-22
Supplemental Condensed Consolidated Statements of
     Cash Flows for the nine months ended June 30, 1999 and 1998
     (unaudited)................................................................      F-23
Notes to Supplemental Condensed Consolidated Financial
     Statements for the nine months ended June 30, 1999 and 1998
     (unaudited)................................................................      F-25

Independent Auditors' Report



The Board of Directors and Stockholders
Vitesse Semiconductor Corporation:

We have audited the accompanying supplemental consolidated balance sheets of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 1998 and 1997, and the related supplemental consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1998. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the mergers of Vitesse Semiconductor Corporation and Serano Systems, Corporation on January 21, 1999 and XaQti Corporation on July 16, 1999, which have been accounted for as pooling-of-interests as described in Note 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the dates of consummation. However, they will become the historical consolidated financial statements of Vitesse Semiconductor Corporation and subsidiaries after financial statements covering the dates of consummation of the business combinations are issued.

In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the dates of consummation of the business combinations.

/S/ KPMG LLP


Los Angeles, California
October 8, 1999, except for
Note 13, which is as of
October 20, 1999

                       VITESSE SEMICONDUCTOR CORPORATION

Supplemental Consolidated Balance Sheets

September 30, 1998 and 1997                                                            September 30,
(in thousands, except share data)                                                  1998            1997
-------------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                                    $  76,963       $  99,975
 Short-term investments                                                          91,610          58,486
 Accounts receivable, net of allowance for doubtful accounts
   of $1,088 in 1998 and $1,000 in 1997                                          40,104          21,119
 Inventories, net                                                                17,208          11,831
 Prepaid expenses                                                                 3,177           1,218
 Deferred tax assets, net                                                        24,981          14,800
 ------------------------------------------------------------------------------------------------------
   Total current assets                                                         254,043         207,429
-------------------------------------------------------------------------------------------------------
Property and equipment, net                                                      57,949          42,537
Restricted long-term deposits                                                    68,704          45,556
Other assets                                                                        312             472
-------------------------------------------------------------------------------------------------------
                                                                              $ 381,008       $ 295,994
-------------------------------------------------------------------------------------------------------
Liabilities And Stockholders' Equity
Current liabilities:
 Accounts payable                                                             $  14,256       $  19,978
 Accrued expenses and other current liabilities                                  14,245           7,346
 Capital lease obligations and term loans                                           517             541
 ------------------------------------------------------------------------------------------------------
    Total current liabilities                                                    29,018          27,865
 ------------------------------------------------------------------------------------------------------

Capital lease obligations and term loans                                            701             322

Commitments and contingencies
Stockholders' equity:
 Preferred stock, $.01 par value. Authorized 10,000,000 shares; none issued
   or outstanding                                                                     -               -
 Common stock, $.01 par value. Authorized 250,000,000 shares; issued and outstanding 150,037,680 and 145,195,958 shares at September 30, 1998
   and 1997, respectively                                                         1,500           1,452
 Additional paid-in capital                                                     315,411         282,477
 Retained earnings (accumulated deficit)                                         34,378         (16,122)
-------------------------------------------------------------------------------------------------------
   Net stockholders' equity                                                     351,289         267,807
   ----------------------------------------------------------------------------------------------------
                                                                              $ 381,008       $ 295,994
-------------------------------------------------------------------------------------------------------

See accompanying notes to supplemental consolidated financial statements.

                       VITESSE SEMICONDUCTOR CORPORATION

Supplemental Consolidated Statements of Operations

Years ended September 30, 1998, 1997 and 1996                                          Years ended September 30,
(in thousands, except per share data)                                            1998            1997           1996
Revenues                                                                    $ 176,885       $ 105,413      $  66,046
--------------------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of revenues                                                              70,041          45,513         31,792
 Engineering, research & development                                           33,012          19,108         11,149
 Selling, general & administrative                                             23,638          15,659          9,993
 -------------------------------------------------------------------------------------------------------------------
   Total costs and expenses                                                   126,691          80,280         52,934
   -----------------------------------------------------------------------------------------------------------------
Income from operations                                                         50,194          25,133         13,112

Other income, net                                                               9,385           8,036            613
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                     59,579          33,169         13,725

Income taxes                                                                    9,079           3,652          1,405
--------------------------------------------------------------------------------------------------------------------
Net income                                                                  $  50,500       $  29,517      $  12,320
--------------------------------------------------------------------------------------------------------------------
Net income per share:
 Basic                                                                      $    0.34       $    0.21      $    0.12
 Diluted                                                                    $    0.31       $    0.19      $    0.10
 -------------------------------------------------------------------------------------------------------------------
Shares used in per share computations:
 Basic                                                                        147,446         138,256        104,562
 Diluted                                                                      160,500         152,888        119,486
 -------------------------------------------------------------------------------------------------------------------

See accompanying notes to supplemental consolidated financial statements.

                       VITESSE SEMICONDUCTOR CORPORATION

Supplemental Consolidated Statements of Stockholders' Equity

                                                                                                          Retained
                                                                                         Additional       Earnings             Net
Years ended September 30, 1998, 1997 and 1996                          Common Stock         Paid-in   (Accumulated   Stockholders'
(in thousands, except share data)                                  Shares        Amount     Capital       Deficit)          Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance, October 1, 1995                                         93,058,548    $    931   $  82,028      $ (57,959)      $  25,000
Exercise of stock options                                         5,834,496          58       3,353              -           3,411
Exercise of warrants                                                341,660           4          11              -              15
Shares issued under Employee
 Stock Purchase Plan                                                644,460           6         969              -             975
Issuance of common stock,
 net of expenses                                                 17,033,148         170      46,162              -          46,332
Net income                                                                -           -           -         12,320          12,320
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996                                     116,912,312       1,169     132,523        (45,639)         88,053
Exercise of stock options                                         6,241,116          62       5,590              -           5,652
Shares issued under Employee
 Stock Purchase Plan                                                284,832           3       1,594              -           1,597
Issuance of common stock,
 net of expenses                                                 21,808,492         218     124,374              -         124,592
Repurchase of common stock                                          (40,634)          -          (1)             -              (1)
Repurchase of fractional shares
 related to stock split                                             (10,160)          -          (3)             -              (3)
Tax benefit of disqualifying
 dispositions                                                             -           -      18,400              -          18,400
Net income                                                                -           -           -         29,517          29,517
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1997                                     145,195,958       1,452     282,477        (16,122)        267,807
Exercise of stock options                                         3,690,370          37       6,249              -           6,286
Shares issued under Employee
 Stock Purchase Plan                                                234,726           2       2,238              -           2,240
Issuance of common stock,
 net of expenses                                                    916,626           9      10,251              -          10,260
Tax benefit of disqualifying
 dispositions                                                             -           -      14,196              -          14,196
Net income                                                                -           -           -         50,500          50,500
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1998                                     150,037,680    $  1,500   $ 315,411      $  34,378       $ 351,289
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to supplemental consolidated financial statements.

                       VITESSE SEMICONDUCTOR CORPORATION

Supplemental Consolidated Statements Of Cash Flows

Years ended September 30, 1998, 1997 and 1996                                       Years ended September 30,
(in thousands)                                                                   1998           1997          1996
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                                 $  50,500      $  29,517     $  12,320
 Adjustments to reconcile net income to net cash provided
   by operating activities:
     Depreciation                                                              15,485          7,122         4,976
     Deferred tax assets                                                        4,011          3,600             -
 Changes in assets and liabilities:
     Receivables, net                                                         (18,985)        (2,500)       (5,889)
     Inventories, net                                                          (5,377)        (1,872)          (64)
     Prepaid expenses                                                          (1,959)          (373)         (303)
     Other assets                                                                 160            197            98
     Accounts payable                                                          (5,722)        13,035         3,390
     Accrued expenses and other current liabilities                             6,899          3,368         2,094
     -------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                45,012         52,094        16,622
      ------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Short-term investments                                                       (33,124)       (58,486)            -
 Restricted long-term deposits                                                (23,148)       (45,556)            -
 Capital expenditures                                                         (30,897)       (31,714)      (11,058)
 -----------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                   (87,169)      (135,756)      (11,058)
      ------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Principal payments under capital lease obligations and term loans               (391)          (934)       (7,632)
 Proceeds from term loans                                                         750            461         1,005
 Repayments of short-term borrowings                                                -           (761)       (2,950)
 Net proceeds from issuance of common stock                                    18,786        131,836        50,733
 -----------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                19,145        130,602        41,156
      ------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          (23,012)        46,940        46,720
Cash and cash equivalents at beginning of year                                 99,975         53,035         6,315
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                    $  76,963      $  99,975     $  53,035
------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information
 Cash paid during the year for:
   Interest                                                                 $      85      $     165     $     656
   ---------------------------------------------------------------------------------------------------------------
   Income taxes                                                             $   1,704      $     297     $     348
   ---------------------------------------------------------------------------------------------------------------

See accompanying notes to supplemental consolidated financial statements.

                       VITESSE SEMICONDUCTOR CORPORATION

Notes to Supplemental Consolidated Financial Statements

Note 1 - The Company and Its Significant Accounting Policies

Description of Business. Vitesse Semiconductor Corporation was incorporated under the laws of Delaware on February 3, 1987. Vitesse Semiconductor Corporation is a leader in the design, development, manufacturing and marketing of digital GaAs ICs.

The supplemental consolidated financial statements include the accounts of Vitesse Semiconductor Corporation and its wholly owned subsidiaries (the "Company"). As more fully described in Note 2, the Company's acquisitions of Serano Systems Corporation ("Serano") on January 21, 1999, and XaQti Corporation ("XaQti") on July 16, 1999 were accounted for under the pooling-of-interests method and, accordingly, the supplemental consolidated financial statements prior to the acquisitions have been restated to include the accounts and results of operations of Serano and XaQti for all periods presented. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition. Production revenue is recognized when products are shipped to customers. Revenue from development contracts is recognized upon attainment of specific milestones established under customer contracts. Revenue from products deliverable under development contracts, including design tools and prototype products, is recognized upon delivery. Costs related to development contracts are expensed as incurred.

Cash Equivalents and Short-term Investments. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents and short-term investments are principally composed of money market accounts and obligations of the U.S. government and its agencies. Pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No.
115), the Company classifies its securities included under short-term investments as held-to-maturity securities, which are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. As of September 30, 1998 and 1997, carrying value was substantially the same as market value.

Inventories. Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market (net realizable value). Costs associated with the manufacture of a new product are charged to engineering, research and development expense as incurred until the product is proven through testing and acceptance by the customer. Inventories are shown net of a valuation reserve of $4,155,000 and $3,121,000 at September 30, 1998 and 1997, respectively.

Depreciation. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets as follows:

     Machinery and equipment     5 years
     Furniture and fixtures      3-7 years
     Computer equipment          3-5 years
     Leasehold improvements      Term of lease

                       VITESSE SEMICONDUCTOR CORPORATION

Income Taxes. The Company accounts for income taxes pursuant to the provisions of Financial Accounting Standards Board Statement No. 109. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Research and Development Costs. The Company charges all research and development costs to expense when incurred. Manufacturing costs associated with the development of a new fabrication process or a new product are expensed until such times as these processes or products are proven through final testing and initial acceptance by the customer.

Costs related to revenues on nonrecurring engineering services billed to customers are generally classified as cost of revenues; however, certain related contract engineering and research costs are included in engineering, research and development expense because these costs cannot be directly related to individual contracts.

Computation of Net Income per Share. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share and became effective for both interim and annual periods ending after December 15, 1997. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods presented have been restated to conform to the SFAS No. 128 requirements.

The reconciliation of shares used to calculate basic and diluted income per share consists of the following (in thousands):

                                                                     1998          1997          1996
-----------------------------------------------------------------------------------------------------
Shares used in basic per share computations -
 weighted average shares outstanding                              147,446       138,256       104,562

Net effect of dilutive common share equivalents
 based on treasury stock method                                    13,054        14,632        14,924
-----------------------------------------------------------------------------------------------------
Shares used in diluted per share computations                     160,500       152,888       119,486

Options to purchase 53,490 and 123,672 shares were outstanding at September 30, 1998 and 1997, respectively, but were not included in the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

Financial Instruments. The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company's carrying value of cash equivalents, short-term investments, restricted long-term deposits, accounts receivable, accounts payable, accrued expenses, capital lease obligations and term loans approximates

                       VITESSE SEMICONDUCTOR CORPORATION

fair value because the instrument has a short-term maturity or because the applicable interest rates are comparable to current borrowing rates of those instruments.

Long-Lived Assets. In 1997, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement provides guidelines for recognition of impairment of losses related to long-term assets. The adoption of this new standard did not have a material effect on the Company's financial statements.

Accounting for Stock Options. In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options. The Company has elected to continue to measure and to recognize compensation costs under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and to adopt the disclosure-only requirements of Statement No. 123.

Use of Estimates. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Reclassifications and Restatements. Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

On April 22, 1998, the Company's Board of Directors announced a 2 for 1 stock split of the common stock effected in the form of a stock dividend to stockholders of record as of May 4, 1998. On January 29, 1997, the Company's Board of Directors announced a 3 for 2 stock split of the common stock effected in the form of a stock dividend to stockholders of record as of February 12, 1997. Accordingly, historical share and per share amounts have been restated to reflect retroactively the stock splits.

Note 2 - Pooling-of-Interest Business Combinations

On January 21, 1999 the Company issued 655,256 shares of its common stock in exchange for all of the outstanding shares of Serano, a provider of enclosure platform management solutions for Fibre Channel and SCSI server and storage subsystems. This acquisition has been accounted for under the pooling-of-interests method.

On July 16, 1999 the Company issued 1,892,300 shares of its common stock in exchange for all of the outstanding shares of XaQti, a provider of integrated circuits for the data communication industry. This acquisition has been accounted for under the pooling-of-interests method.

                       VITESSE SEMICONDUCTOR CORPORATION

The results of operations previously reported by the separate enterprises, and combined amounts presented in the accompanying supplemental consolidated financial statements, are summarized below (in thousands):

                                        The Company                                                          The Company
                                        before acquisitions          Serano              XaQti                Restated
------------------------------------------------------------------------------------------------------------------------
  Year ended
     September 30,1998:
        Revenues                         $ 175,082                   $ 1,329            $     474               $ 176,885
        Net income (loss)                   52,873                      (273)              (2,100)                 50,500

  Year ended
     September 30,1997:
        Revenues                         $ 104,850                   $   543            $      20               $ 105,413
        Net income (loss)                   32,888                      (160)              (3,211)                 29,517

  Year ended
     September 30,1996:
        Revenues                         $  66,046                   $     -            $       -               $  66,046
        Net income (loss)                   12,645                         -                ( 325)                 12,320

Additionally, the significant other changes to shareholders' equity for the separate entities for the period before the combinations include XaQti's issuance of 801,666 shares of common stock for $9,017,000 and Serano's issuance of 117,786 shares of common stock for $1,207,000 in 1998, and XaQti's issuance of 610,332 shares of common stock for $6,053,000 and Serano's issuance of 498,160 shares of common stock for $340,000 in 1997.

Certain reclassifications have been made to the financial statements of Serano and XaQti to conform to the Company's financial presentation.

Prior to the combination, both Serano's and XaQti's fiscal years ended on December 31. In recording the pooling-of-interests combination, Serano's financial statements for the years ended December 31, 1998 and 1997 were combined with the Company's financial statements for the years ended September 30, 1998 and 1997. Additionally, XaQti's financial statements for the years ended December 31, 1998 and 1997 and the period from March 7, 1996 (inception) through December 31, 1996, were combined with the Company's financial statements for the years ended September 30, 1998, 1997 and 1996.

                      VITESSE SEMICONDUCTOR CORPORATION
Note 3 - Inventories

Inventories consist of the following:

                                                                       September 30,
                                                                      1998      1997
-------------------------------------------------------------------------------------
                                                                       (in thousands)
Raw materials                                                         $ 2,961  $ 2,443
Work in process                                                        10,561    6,762
Finished goods                                                          3,686    2,626
--------------------------------------------------------------------------------------
                                                                      $17,208  $11,831
--------------------------------------------------------------------------------------

Note 4 - Property and Equipment

Property and equipment, stated at cost, are summarized as follows:

                                                                       September 30,
                                                                      1998      1997
--------------------------------------------------------------------------------------
                                                                       (in thousands)
Machinery and equipment                                               $71,358  $53,858
Furniture and fixtures                                                  1,557      768
Computer equipment                                                     16,444   11,619
Leasehold improvements                                                  6,880    4,423
Land                                                                    1,039        -
--------------------------------------------------------------------------------------
                                                                       97,278   70,668
Less accumulated depreciation                                          39,329   28,131
--------------------------------------------------------------------------------------
                                                                      $57,949  $42,537
--------------------------------------------------------------------------------------

Included in property and equipment are items not yet placed in service of $5,140,000 and $17,688,000 as of September 30, 1998 and 1997, respectively.

Note 5 - Capital Lease Obligations and Term Loans

The Company has various equipment term loans totaling $1,218,000 at September 30, 1998, bearing interest rates between 8.5% and 10% per annum payable in monthly installments through June, 2001.

Two of the loans representing $750,000 and $323,000 of the total outstanding principal at September 30, 1998 were repaid in July, 1999. The remaining outstanding principal at September 30, 1998 of $145,000 is payable through fiscal 1999.

                      VITESSE SEMICONDUCTOR CORPORATION

Note 6 - Revolving Line of Credit

The Company has a $12,500,000 revolving line of credit agreement with a bank, which expires in January 2000. The agreement provides for interest to be paid monthly at the bank's prime rate (8.5% on September 30, 1998). The Company must adhere to certain requirements and provisions to be in compliance with the terms of the agreement and is prohibited from paying dividends without the consent of the bank. As of September 30, 1998 and 1997, no amounts were outstanding under the line of credit.

XaQti had a $1 million revolving line of credit with a bank bearing interest at prime plus 0.5%, which expired on June 22, 1999.

Note 7 - Accrued Expenses

Accrued expenses consist of the following:

                                               September 30,
                                               1998     1997
-------------------------------------------------------------
                                              (in thousands)
Accrued vacation                              $ 1,231  $  756
Accrued salaries, wages and bonuses             3,868   3,338
Accrued income taxes                            4,199     825
Other                                           4,947   2,427
-------------------------------------------------------------
                                              $14,245  $7,346
-------------------------------------------------------------

Note 8 - Stockholders' Equity

Preferred Stock. In fiscal 1991, the Board of Directors authorized 10,000,000 shares of undesignated preferred stock. The Company has no present plans to issue any of this preferred stock.

Common Stock. In 1998, the Company's stockholders approved an increase in the number of authorized shares of common stock from 50,000,000 to 100,000,000.

Stock Option Plans. The Company currently has three stock option plans in place: the 1987 Stock Option Plan, the 1989 Stock Option Plan and the 1991 Stock Option Plan (collectively referred to as the "Plans"). The 1987 Stock Option Plan expired in fiscal 1997 and consequently no additional options are available for grant from this plan.

The 1989 Plan was adopted by the Board of Directors in April 1989 and approved by the stockholders in April 1990. Pursuant to the 1989 Plan, 3,500,000 shares of the Company's common stock were reserved for issuance.

The 1991 Plan was adopted by the Board of Directors and approved by the stockholders in August 1991. Pursuant to the 1991 Plan the number of shares reserved under the Plan automatically increases by a number of shares equal to 3.5% of the Company's common stock outstanding at the end of each fiscal year.

                       VITESSE SEMICONDUCTOR CORPORATION

The Plans provide for the granting of incentive stock options to employees of the Company and for the granting of nonstatutory stock options to employees and consultants of the Company. Options granted under the Plans generally vest and become exercisable at the rate of 25% per year; however, certain options granted prior to June 30, 1992, under the 1991 Plan and all of the options under the 1987 and 1989 Plans vest and become exercisable at the rate of 24% at the end of the first year, and thereafter at a rate of 2% of the shares subject to the options per month.

The exercise price of all incentive and nonstatutory stock options granted under the Plans must be at least equal to the fair market value of the shares of common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and, in the case of the 1991 Plan, the maximum term of such options must not exceed five years. The term of all other options under the 1991 Plan and all options under the 1987 Plan and 1989 Plan may not exceed 10 years.

Under the 1987 Plan, the 1989 Plan and the 1991 Plan, as of September 30, 1998, options to purchase an aggregate of 20,460,526 shares had been exercised, options to purchase an aggregate of 20,968,732 shares were outstanding at a weighted average exercise price of $5.03 per share and 4,094 shares (which increased to 5,169,262 effective October 1, 1998, pursuant to the terms of the 1991 Plan) remained available for future grant. Of the 20,968,732 options outstanding, 5,556,762 options were vested and exercisable under the Plans pursuant to incentive stock options and 1,979,812 options were vested and exercisable pursuant to nonstatutory stock options.

1991 Directors' Stock Option Plan. The 1991 Directors' Stock Option Plan (the Directors' Plan) was adopted by the Board of Directors and approved by the stockholders in August 1991. Pursuant to the Directors' Plan, 2,400,000 shares have been reserved for issuance. As of September 30, 1998, 2,010,000 options had been granted under the Directors' Plan; 1,118,400 of such grants had been exercised and 194,400 had been canceled. At September 30, 1998, 261,600 options were exercisable.

The Directors' Plan provides that each non-employee director automatically will be granted a nonstatutory option to purchase 30,000 shares (except in the case of the Chairman of the Board of the Company who shall receive an option to purchase 45,000 shares) of common stock upon first becoming a director. In addition, the Directors' Plan provides that each director serving on January 1 of each calendar year will automatically be granted a nonstatutory option to purchase 30,000 shares (except in the case of the Chairman of the Board of the Company who shall receive an option to purchase 45,000 shares) of common stock. The options granted to the non-employee directors are for a 10-year term and vest at the rate of 2% of the shares subject to the option at the end of each month following the date of grant. The exercise price of the options may not be less than the fair market value of the common stock on the last business day prior to the date of grant of the option.

                      VITESSE SEMICONDUCTOR CORPORATION

Activity under the 1987, 1989 and 1991 Plans and the 1991 Directors' Stock Option Plan is as follows:

                                              Number of                  Option Price
                                               Shares             Per Share        Aggregate
----------------------------------------------------------------------------------------------
                                                                         (in thousands)
Options outstanding at October 1, 1995       19,094,140          $  .01- 1.95      $ 13,621
Options:
 Granted                                      7,176,458            1.14- 5.96        15,384
 Exercised                                   (5,834,496)            .01- 1.57        (3,411)
 Canceled or expired                           (855,088)            .61- 2.32        (1,057)
----------------------------------------------------------------------------------------------
Options outstanding at September 30, 1996    19,581,014             .01- 5.96        24,537
Options:
 Granted                                      6,416,596            1.14-12.63        39,260
 Exercised                                   (6,241,116)            .01- 7.04        (5,652)
 Canceled or expired                           (343,478)            .69- 7.23        (1,025)
----------------------------------------------------------------------------------------------
Options outstanding at September 30, 1997    19,413,016             .01-12.63        57,120
Options:
 Granted                                      6,603,636            1.14-15.63        62,142
 Exercised                                   (3,690,370)            .01- 9.44        (6,285)
 Canceled or expired                           (660,350)            .75-14.10        (3,882)
----------------------------------------------------------------------------------------------
Options outstanding at September 30, 1998    21,665,932          $  .03-15.63      $109,095
----------------------------------------------------------------------------------------------

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." The Company used the Black-Scholes option pricing model to value stock options for pro forma presentation. The assumptions used to estimate the value of options under the various stock option plans and the shares under the Employee Stock Purchase Plan are as follows:

                                                                           Employee
                                                Stock Option            Stock Purchase
                                                Plan Shares               Plan Shares
                                            1998          1997         1998          1997
------------------------------------------------------------------------------------------
Average expected life (years)                5.39          5.45        0.50          0.50
Expected volatility                          0.51          0.55        0.51          0.55
Risk-free interest rate                      4.40%         5.81%       4.22%         5.50%
Dividends                                       -             -           -             -
Weighted average fair values                $5.08         $3.54       $4.03         $2.57

Pro forma compensation costs for fiscal 1998 and 1997 awards under the stock option and stock purchase plans recognized in accordance with SFAS No. 123 would reduce the Company's net income from $50.5 million (basic income per share of $0.34 and diluted income per share of $0.31 per share) to $40.5 million (basic income per share of $0.28 and diluted income per share of $0.25 per share) in fiscal 1998, and from $29.5 million (basic income per share of $0.21 and diluted income per share of $0.19) to $24.2 million (basic income per share of $0.18 per share and diluted income per share of $0.16) in fiscal 1997. Pro forma net income reflects only options

                       VITESSE SEMICONDUCTOR CORPORATION

granted and shares issued in fiscal 1998 and fiscal 1997. Because the pro forma compensation cost for the stock option program is recognized over the four-year vesting period, the foregoing pro forma reductions in the Company's net income are not representative of anticipated amounts in future years.

The following table summarizes information regarding options outstanding and options exercisable at September 30, 1998:

                                           Options Outstanding                       Options Exercisable
                                                   Weighted
                                  Number            Average          Weighted         Number        Weighted
         Range of            Outstanding          Remaining          Average     Exercisable         Average
  Exercise Prices          As of 9/30/98   Contractual Life    Exercise Price  As of 9/30/98  Exercise Price
  $0.03 - $ 1.88               9,325,106               6.65            $ 1.33      4,445,064          $ 1.13
  $1.94 - $ 7.23               5,541,226               8.32            $ 5.47      2,224,760          $ 5.46
  $7.88 - $ 9.44               5,661,600               9.22            $ 9.40      1,018,050          $ 9.40
  $9.56 - $15.63               1,138,000               9.24            $11.62        110,300          $11.28
------------------------------------------------------------------------------------------------------------
  $0.03 - $15.63              21,665,932               7.88            $ 5.04      7,798,174          $ 3.59

1991 Employee Stock Purchase Plan. The Company's 1991 Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Board of Directors and approved by the stockholders effective December 11, 1991. A total of 3,000,000 shares of common stock has been reserved for issuance under the Purchase Plan. Under the Purchase Plan, eligible employees may purchase shares of the Company's common stock at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares having a value not exceeding 20% of their compensation, including commissions and overtime, but excluding bonuses. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. In fiscal 1998 and 1997, 234,726 and 284,832 shares, respectively, were issued under the Purchase Plan at average prices of $9.55 and $5.61. At September 30, 1998, 1,542,154 shares were reserved for future issuance.

                       VITESSE SEMICONDUCTOR CORPORATION

Note 9 - Income Taxes

Income tax expense consists of the following:

                                                           September 30,
                                                   1998        1997        1996
-------------------------------------------------------------------------------
                                                         (in thousands)
Current:
  Federal                                        $ 9,775      $    -      $  300
  State                                            6,563         101         755
  Foreign                                              -           -         350
--------------------------------------------------------------------------------
                                                 $16,338      $  101      $1,405
--------------------------------------------------------------------------------
Deferred:
  Federal                                        $(4,445)     $3,018      $    -
  State                                           (2,814)        533           -
--------------------------------------------------------------------------------
                                                 $(7,259)     $3,551      $    -
--------------------------------------------------------------------------------
Total:
  Federal                                        $ 5,330      $3,018      $  300
  State                                            3,749         634         755
  Foreign                                              -           -         350
--------------------------------------------------------------------------------
                                                 $ 9,079      $3,652      $1,405
--------------------------------------------------------------------------------

The actual income tax expense differs from the expected tax expense computed by applying the federal corporate tax rate of 35% for the years ended September 30, 1998, 1997 and 1996, to income before income taxes as follows:

                                                                             September 30,
                                                                    1998          1997         1996
----------------------------------------------------------------------------------------------------
                                                                            (in thousands)
Federal income taxes at statutory rate                            $ 20,852         $11,609   $ 4,803
State income taxes, net of federal benefit                           3,771           2,048       749
Alternative minimum taxes                                                -               -       300
Foreign income taxes                                                     -               -       350
Research & development credits                                        (595)           (700)        -
Adjustment for deferred tax assets for
 enacted changes in tax laws and rates                                   -            (479)        -
Reduction in valuation allowance (net of valuation
 allowance of $2,923 in 1998 credited to stockholders' equity)     (15,524)         (8,826)   (4,797)
Other                                                                  575               -         -
----------------------------------------------------------------------------------------------------
                                                                  $  9,079         $ 3,652   $ 1,405
----------------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets are summarized as follows (in thousands):

                       VITESSE SEMICONDUCTOR CORPORATION

                                                                September 30,
                                                               1998      1997
-------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards                            $12,422  $ 23,514
  Research & development tax credits                            4,582     3,995
  Allowances and reserves                                       4,256     2,981
  Accumulated depreciation & amortization                         510     1,620
  Federal AMT and foreign tax credits                             851        18
  California manufacturers' investment credit                   1,144       491
  State taxes                                                     812         -
  Other                                                           404       628
-------------------------------------------------------------------------------
     Total gross deferred tax assets                           24,981    33,247
  Less valuation allowance                                          -   (18,447)
-------------------------------------------------------------------------------
     Net deferred tax assets                                  $24,981  $ 14,800
-------------------------------------------------------------------------------

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portions or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company has eliminated the valuation allowance for all deductible differences. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

During fiscal 1998, the Company recognized tax benefits associated with employee stock options aggregating $11,273,000. Such benefits have been recorded directly to stockholders' equity.

The change in the valuation allowance for the year ended September 30, 1998 was $18,447,000, of which $15,524,000 reduced income tax expense for the year. The remaining $2,923,000 was credited to additional paid-in capital which was the amount attributable to net operating losses created by the exercise of stock options previously unrecognized.

As of September 30, 1998, the Company had net operating loss carryforwards for federal and state income tax purposes of $32,326,000 and $19,789,000, respectively, which are available to offset future taxable income through 2012 and 2003, respectively. Additionally, the Company had research and development tax credit carryforwards for federal and state income tax purposes of $3,623,000 and $1,477,000, respectively, which are available to offset future income taxes, if any, through 2013.

Note 10 - Significant Customers, Concentration of Credit Risk and Segment Information

In fiscal 1998, two customers accounted for 23% and 15% of total revenues. In fiscal 1997, three customers accounted for 22%, 20% and 12% of total revenues. In fiscal 1996, two customers accounted for 25% and 11% of total revenues.

                       VITESSE SEMICONDUCTOR CORPORATION

The Company generally sells its products to customers engaged in the design and/or manufacture of high technology products either recently introduced or not yet introduced to the marketplace. Substantially all the Company's trade accounts receivable are due from such sources. The Company's major customers who account for more than 10% of total revenues aggregated 41% and 44% of total trade receivables at September 30, 1998 and 1997, respectively.

Export revenues are summarized by geographic areas as follows (in thousands):

                                      1998     1997     1996
--------------------------------------------------------------
Europe                               $18,197  $ 6,452  $ 6,505
Japan                                 13,603   24,102    7,972
Other                                 12,052    4,849    1,147
--------------------------------------------------------------
                                     $43,852  $35,403  $15,624
--------------------------------------------------------------

Note 11 - Retirement Savings Plan

The Company has a qualified retirement plan under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all employees. Participants in this plan may defer up to the maximum annual amount allowable under IRS regulations. The contributions are fully vested and nonforfeitable at all times. The Company does not make matching contributions under the plan.

Note 12 - Commitments and Contingencies

The Company leases facilities under noncancelable operating leases that expire through 2003. The Company also leases certain machinery and equipment under noncancelable operating leases that expire through 2003.

Approximate minimum rental commitments under these operating leases as of September 30, 1998, were as follows (in thousands):

             Year ending September 30:
     --------------------------------------------
          1999                      $1,648
          2000                       1,294
          2001                       1,024
          2002                         897
          2003                         787
                                    ------
                                    $5,650
                                    ======
     --------------------------------------------

Rent expense under operating leases was approximately $2,046,000, $2,182,000 and $2,507,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

In October 1996, the Company entered into a five-year operating lease agreement with a bank providing for $27.5 million of financing for the acquisition and construction of a wafer fabrication facility in Colorado Springs, Colorado. Payments under this lease commenced in fiscal 1998 and are based on LIBOR rates plus a spread of 1.75%. The Company has the option to renew the lease for an additional three-year term. The

                       VITESSE SEMICONDUCTOR CORPORATION

The Company has the option of purchasing the property at the end of the initial lease term, and at the end of each renewal period for the lessor's original cost, which is not less than the fair market value at each option date. If at the end of the lease term the Company does not purchase the property, the Company would guarantee a residual value to the lessor equal to 84% of the lessor's cost of the facility, equal to $23,100,000. As of September 30, 1998, the lessor had advanced a total of $26,987,000 under this lease and had held $22,669,000 as cash collateral, which amount is included in restricted long-term deposits.

In August 1997, the Company entered into a three-year operating lease arrangement with the same bank providing for $45 million of financing for the acquisition of capital equipment for the Colorado Springs wafer fabrication facility. The Company has the option to renew the lease for up to two one-year extensions. Payments under this lease commenced in fiscal 1998 and are based on LIBOR rates plus a spread of 1.50%. The Company has the option of purchasing the property at the end of the initial lease term, and at the end of each renewal period for the lessor's original cost, which is not less than the fair market value at each option date. If at the end of the lease term the Company does not purchase the equipment, the Company would guarantee a residual value to the lessor equal to 86% of the lessor's cost of the equipment, equal to $38,700,000. As of September 30, 1998, the lessor had advanced a total of $45,000,000 under this lease and had held $36,000,000 as cash collateral, which amount is included in restricted long-term deposits.

In July 1998, the Company entered into a four-year operating lease arrangement with a bank providing for $10 million of financing for the acquisition of certain test equipment. The Company has the option to renew the lease for one year. Payments under this lease began in fiscal 1998 and are based on the 30-Day Commercial Paper rate plus a spread of 1.5%. The Company has the option of purchasing the property at the end of the initial lease term, and at the end of each renewal period for the lessor's original cost, which is not less than the fair market value at each option date. If at the end of the lease term the Company does not purchase the equipment, the Company would guarantee a residual value to the lessor equal to 86% of the lessor's cost of the equipment, equal to $8,600,000. As of September 30, 1998, the lessor had advanced a total of $3,258,000 under this lease and had held $2,607,000 as cash collateral, which amount is included in restricted long-term deposits.

The $27.5 million and the $45 million operating leases require the Company to meet certain financial and other covenants, including a restriction on the payment of cash dividends to its stockholders. As of September 30, 1998, the Company was in compliance with all covenants.

The Company is a party to various investigations, lawsuits and claims arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                       VITESSE SEMICONDUCTOR CORPORATION


Note 13 - Subsequent Events

On November 25, 1998 the Company acquired all of the equity interests of Vermont Scientific Technologies, Inc. (VTEK) for $13.0 million cash and $2.7 million in notes payable. VTEK provides integrated circuits design services primarily in the telecommunications industry. In conjunction with the transaction, the Company recorded goodwill and other identifiable intangibles amounting to $9.9 million and $5.9 million, respectively, with useful lives ranging from 5 to 15 years. The transaction is being accounted for as a purchase.

On September 9, 1999 the Company's shareholders approved an increase in the number of authorized shares of common stock from 100,000,000 to 250,000,000.

On October 20, 1999 the Company completed a two-for-one stock split of common stock effected in the form of a stock dividend to shareholders of record as of September 30, 1999. Accordingly, historical share and per share amounts have been restated to retroactively reflect the stock split.

Note 14 - Quarterly Results and Stock Market Data (unaudited)

                                                                  First   Second    Third   Fourth    Total
                                                                 Quarter  Quarter  Quarter  Quarter    Year
-------------------------------------------------------------------------------------------------------------
(in thousands except per share amounts)
Fiscal Year 1998

Revenues                                                         $35,013  $40,695  $46,587  $54,590  $176,885

 Net income                                                       10,000   11,468   13,242   15,790    50,500
 Net income per share - diluted (A)                                 0.06     0.07     0.08     0.10      0.31

Fiscal Year 1997

Revenues                                                         $21,841  $24,617  $27,859  $31,096  $105,413

 Net income                                                        5,418    6,944    8,182    8,973    29,517
 Net income per share - diluted (A)                                 0.04     0.04     0.05     0.06      0.19


     (A) Net income per share computations for each quarter are independent and may not add to the net income per share computation for the year. All share and per share data for all periods presented have been adjusted to reflect a 2 for 1 stock split of the common stock that was effected on May 26, 1998, and a 3 for 2 stock split of the common stock that was effected on February 28, 1997.

                       VITESSE SEMICONDUCTOR CORPORATION

Supplemental Condensed Consolidated Balance Sheets
(in thousands, except share data)
                                                                           June 30, 1999  Sept. 30, 1998
                                                                           -------------  --------------
                                                                             (Unaudited)
Assets

Current assets:
        Cash and cash equivalents                                               $ 72,684        $ 76,963
        Short-term investments                                                   128,640          91,610
        Accounts receivable, net                                                  65,070          40,104
        Inventories, net                                                          22,935          17,208
        Prepaid expenses                                                           4,046           3,177
        Deferred tax asset                                                        35,226          24,981
                                                                                --------        --------
               Total current assets                                              328,601         254,043
                                                                                --------        --------

        Property and equipment, net                                               75,874          57,949
        Restricted long-term deposits                                             67,007          68,704
        Intangible assets                                                         14,961             ---
        Other assets                                                                 214             312
                                                                                --------        --------
                                                                                $486,657        $381,008
                                                                                ========        ========
Liabilities and Stockholders' Equity

Current liabilities:
        Accounts payable                                                        $ 11,085        $ 14,256
        Accrued expenses and other current liabilities                            14,748          10,046
        Income taxes payable                                                       2,708           4,199
        Capital lease obligations                                                     29             517
                                                                                --------        --------
               Total current liabilities                                          28,570          29,018

        Long-term debt                                                             3,705             701

Stockholders' equity:
        Common stock, $.01 par value.  Authorized 250,000,000
               shares; issued and outstanding 155,361,602 shares on
               June 30, 1999, and 150,037,680 shares on Sept. 30, 1998             1,554           1,500
        Additional paid-in capital                                               369,038         315,411
        Retained earnings                                                         83,790          34,378
                                                                                --------        --------
               Total stockholders' equity                                        454,382         351,289
                                                                                --------        --------

                                                                                $486,657        $381,008
                                                                                ========        ========

        See accompanying Notes to Supplemental Condensed Consolidated Financial
                                  Statements.

                       VITESSE SEMICONDUCTOR CORPORATION



Supplemental Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except per share data)

                                                               Three Months Ended                 Nine Months Ended
                                                  -------------------------------------------  ---------------------------
                                                  June 30, 1999  June 30, 1998  Mar. 31, 1999  June 30, 1999  June 30,1998
                                                  -------------  -------------  -------------  -------------  ------------
Revenues, net                                          $ 73,262       $ 46,587       $ 66,937       $200,907      $122,295

Costs and expenses:
 Cost of revenues                                        26,981         18,394         25,009         75,215        48,799
 Engineering, research & development                     12,998          8,884         12,210         36,160        23,102
 Selling, general & administrative                        9,108          6,300          9,100         26,056        16,497
                                                       --------       --------       --------       --------      --------
 Total costs & expenses                                  49,087         33,578         46,319        137,431        88,398

 Income from operations                                  24,175         13,009         20,618         63,476        33,897
 Other income, net                                        2,857          2,548          2,768          8,106         7,050
                                                       --------       --------       --------       --------      --------

 Income before income taxes                              27,032         15,557         23,386         71,582        40,948
 Income taxes                                             8,920          2,315          7,868         23,235         6,237
                                                       --------       --------       --------       --------      --------

 Net income                                            $ 18,112       $ 13,242       $ 15,518       $ 48,239      $ 34,710
                                                       ========       ========       ========       ========      ========

 Net income per share
  Basic                                                $   0.12       $   0.09       $   0.10       $   0.32      $   0.24
                                                       ========       ========       ========       ========      ========
  Diluted                                              $   0.11       $   0.08       $   0.09       $   0.29      $   0.22
                                                       ========       ========       ========       ========      ========

 Shares used in per share computations:
  Basic                                                 154,540        148,332        151,918        152,178       146,482
                                                       ========       ========       ========       ========      ========
  Diluted                                               166,902        161,178        165,880        165,242       159,110
                                                       ========       ========       ========       ========      ========

   See accompanying Notes to Supplemental Condensed Consolidated Financial
                                  Statements.

                       VITESSE SEMICONDUCTOR CORPORATION


Supplemental Condensed Consolidated Statements of Cash Flows
(Unaudited)
(in thousands)

                                                                             Nine Months Ended
                                                                   -------------------------------------
                                                                      June 30, 1999        June 30, 1998
                                                                      -------------        -------------
Cash flows from operating activities:
Net income                                                                $ 48,234             $ 34,710
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization                                               16,608                9,879
Change in assets and liabilities:
 (Increase) decrease in, net of effects of acquisition:
     Accounts receivable, net                                              (24,966)             (13,876)
     Inventories, net                                                       (5,727)              (3,293)
     Prepaid expenses                                                         (869)              (1,825)
     Other assets                                                               98                  231
 Increase (decrease) in:
     Accounts payable                                                       (3,171)              (4,518)
     Accrued expenses and other current liabilities                          4,702               (2,632)
     Income taxes payable                                                   24,293                8,077
                                                                          --------             --------
        Net cash provided by operating activities                           59,202               29,753
                                                                          --------             --------
Cash flows from investing activities:
     Maturities of short-term investments                                  (37,030)             (34,268)
     Capital expenditures                                                  (33,808)             (23,969)
     Restricted long-term deposits                                           1,697              (20,180)
     Payment for purchase of company                                       (13,040)                 ---
                                                                          --------             --------
        Net cash used in investing activities                              (82,181)             (78,417)
                                                                          --------             --------
Cash flows from financing activities:
     Principal payments for long-term debt                                    (209)                (314)
     Proceeds from issuance of common stock, net                            18,909               17,166
                                                                          --------             --------
        Net cash provided by financing activities                           18,700               16,852
                                                                          --------             --------
        Net (decrease) in cash and cash equivalents                         (4,279)             (34,812)
Cash and cash equivalents at beginning of period                            76,963               99,975
                                                                          --------             --------
Cash and cash equivalents at end of period                                $ 72,684             $ 65,163
                                                                          ========             ========

   See accompanying Notes to Supplemental Condensed Consolidated Financial
                                  Statements.

                       VITESSE SEMICONDUCTOR CORPORATION

(Unaudited)
(in thousands)

                                                                                      Nine Months Ended
                                                                          -------------------------------------
                                                                             June 30, 1999      June 30, 1998
                                                                             -------------      -------------
Supplemental disclosures of cash flow information:
Cash paid during the period for:
     Interest                                                                   $    10             $   30
                                                                                =======             ======
     Income taxes                                                               $ 1,670             $1,001
                                                                                =======             ======
Supplemental disclosures of non-cash transactions:

     Issuance of stock options in purchase acquisition                          $   300             $  ---
                                                                                =======             ======
     Issuance of notes payable in acquisition                                   $ 2,725             $  ---
                                                                                =======             ======
     Increase in equity associated with tax benefit from exercise
       of stock options                                                         $34,573             $  ---
                                                                                =======             ======

    See accompanying Notes to Supplemental Condensed Consolidated Financial
                                  Statements.

                       VITESSE SEMICONDUCTOR CORPORATION


Notes to Unaudited Supplemental Condensed Consolidated Financial Statements

Note 1.  Basis of Presentation and Significant Accounting Policies

     The accompanying supplemental condensed consolidated financial statements are unaudited and include the accounts of Vitesse Semiconductor Corporation and its subsidiaries (the "Company"). As more fully described in Note 2 of the supplemental condensed consolidated financial statements, the Company's acquisitions of Serano Systems, Inc. ("Serano") on January 21, 1999 and XaQti Corporation ("XaQti") on July 16, 1999 were accounted for under the pooling-of-interests method, and accordingly, the supplemental condensed consolidated financial statements for all periods presented have been restated to include the accounts and results of operations of Serano and XaQti. Additionally, as more fully described in Note 3, on November 25, 1998 the Company acquired all of the equity interests of Vermont Scientific Technologies, Inc. ("VTEK") for $13 million cash and $2.5 million notes payable. This transaction has been accounted for as a purchase and therefore the operations of VTEK are included from the date of acquisition. All intercompany accounts and transactions have been eliminated. In management's opinion, all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of financial condition and results of operations are reflected in the attached interim financial statements. These financial statements should be read in conjunction with the audited financial statements presented in the 1998 Annual Report and the supplemental condensed consolidated financial statements for the years ended September 30, 1998, 1997 and 1996, included herein. Footnotes and other disclosures which would substantially duplicate the disclosures in the Company's audited financial statements for fiscal year 1998 have been omitted. The interim financial information herein is not necessarily representative of the results to be expected for any subsequent period.

     Computation of Net Income per Share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share and became effective for both interim and annual periods ending after December 15, 1997. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and convertible securities. Diluted earnings per share is very similar to previously reported fully diluted earnings per share. All earnings per share amounts for all periods presented have been restated to conform to SFAS No. 128 requirements.

     The reconciliation of shares used to calculate basic and diluted income per share consists of the following (in thousands):

                                                        Three Months Ended            Nine Months Ended
-------------------------------------------------------------------------------------------------------------

                                                   June 30, 1999  June 30, 1998  June 30, 1999  June 30, 1998
                                                   -------------  -------------  -------------  -------------
Shares used in basic per share computations-
  weighted average shares outstanding                    154,540        148,332        152,178        146,482
Net effect of dilutive common share equivalents
  based on treasury stock method                          12,362         12,846         13,064         12,628
                                                         -------        -------        -------        -------
Shares used in diluted per share computations            166,902        161,178        165,242        159,110
                                                         =======        =======        =======        =======

                       VITESSE SEMICONDUCTOR CORPORATION


     Options to purchase 235,726 shares and 145,472 were outstanding at June 30, 1999 and 1998, respectively, but were not included in the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares, and therefore the effect would be antidilutive.

     Comprehensive Income

     On October 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company has no components of other comprehensive income. Therefore comprehensive income is the same as the reported net income.

     Segment Reporting

     On October 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting operating segment information in annual financial statements and interim reports issued to stockholders. Disclosure will be included in the Company's annual financial statements.

     Reclassifications and Restatements

     Where necessary, prior periods' information has been reclassified to conform to the current period Supplemental Condensed Consolidated financial statement presentation.

     On April 21, 1998, the Board of Directors approved a 2 for 1 stock split of the Company's Common Stock that was effected on May 26, 1998. All references to the number of common shares, weighted average number of common shares and per share data for all periods presented have been adjusted to reflect the stock split.

Note 2. Pooling of Interest Business Combinations

     On January 21, 1999 the Company issued 655,256 shares of its common stock in exchange for all of the outstanding shares of Serano, a provider of enclosure platform management solutions of Fibre Channel and SCSI server and storage subsystems. This acquisition has been retroactively accounted for under the pooling-of-interests method of accounting in these supplemental condensed consolidated financial statements.

     On July 16, 1999 the Company issued 1,892,300 shares of its common stock in exchange for all of the outstanding shares of XaQti, a provider of integrated circuits for the data communications industry. This acquisition has been retroactively accounted for under the pooling-of-interests method of accounting in these supplemental condensed consolidated financial statements.

                       VITESSE SEMICONDUCTOR CORPORATION


     The results of operations previously reported by the separate entities, and combined amounts presented in the accompanying supplemental condensed consolidated financial statements, are summarized below (in thousands):

                                The
                                Company             Serano                XaQti                  Combined
---------------------------------------------------------------------------------------------------------------
 Three months ended
   June 30, 1999:
       Revenues                 $ 73,044            $   -                 $  218                 $ 73,262
       Net income (loss)          19,404                -                 (1,292)                  18,112

 Three months ended
 December 31,1998:
       Revenues                 $ 60,179            $ 346                 $  183                 $ 60,708
       Net income (loss)          15,438             (135)                  (699)                  14,604

 Three months ended
   June 30, 1998:
       Revenues                 $ 46,108            $ 373                 $  106                 $ 46,587
       Net income (loss)          13,927              (78)                  (607)                  13,242

 Nine months ended
   June 30, 1999:
       Revenues                 $200,086            $ 346                 $  475                 $200,907
       Net income (loss)          52,028             (135)                (3,659)                  48,234

 Nine months ended
   June 30, 1998:
       Revenues                 $121,021            $ 983                 $  291                 $122,295
       Net income (loss)          36,362             (138)                (1,514)                  34,710

     Certain reclassifications have been made to the financial statements of Serano and XaQti to conform to the Company's financial presentation.

                       VITESSE SEMICONDUCTOR CORPORATION


Note 3. Purchase Accounting Business Combinations

        On November 25, 1998 the Company acquired all of the equity interests of Vermont Scientific Technologies, Inc. (VTEK) for $13.0 million cash and $2.7 million in notes payable. VTEK provides integrated circuit design services primarily in the telecommunications industry. In conjunction with the transaction, the Company recorded goodwill and other identifiable intangibles amounting to $9.9 million and $5.9 million, respectively, with useful lives ranging from 5 to 15 years. The transaction is being accounted for as a purchase. Accordingly, the operations of VTEK are included from the date of acquisition. VTEK is not a significant subsidiary, and therefore proforma data is not presented herein.

Note 4. Inventories, net

        Inventories consist of the following (in thousands):

                                               June 30, 1999  Sept. 30, 1998
        --------------------------------------------------------------------

        Raw Materials                                $ 4,100         $ 2,961
        Work in process and finished goods            18,835          14,247
                                                     -------         -------
                                                     $22,935         $17,208
                                                     =======         =======
Note 5. Subsequent Events

        On September 9, 1999 the Company's shareholders approved an increase in the number of authorized shares of common stock from 100,000,000 to 250,000,000.

        On October 20, 1999 the Company completed a two-for-one stock split of common stock effected in the form of a stock dividend to shareholders of record as of September 30, 1999. Accordingly, historical share and per share amounts have been restated to retroactively reflect the stock split.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

SEC registration fee...........................................     $ 18,930
                                                                     --------
Legal fees and expenses........................................     $ 10,000
Accounting fees and expenses...................................     $  7,500
                                                                     --------
Miscellaneous expenses.........................................     $  2,000
                                                                     --------

     Total.....................................................     $ 38,430
                                                                     ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Paragraph 9 of the Registrant's Amended Certificate of Incorporation and Article 6 of the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers to the maximum extent permitted by the Delaware General Corporation Law. The Registrant also maintains, and intends to continue to maintain, insurance for the benefit of its directors and officers to insure such persons against certain liabilities, including liabilities under the Securities laws. Reference is also made to Section 8 of the Registration Rights Agreement (Exhibit 4.1 hereof) indemnifying officers and directors of the Registration against certain liabilities.


ITEM 16.  EXHIBITS
3.1* Restated Certificate of Incorporation reflecting all amendments filed with the Delaware Secretary of State through September 16, 1999.

4.1*      Form of the Registration Rights Agreement by and among Vitesse
          Semiconductor Corporation, the Selling Stockholders and XaQti.

5.1*      Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1      Consent of KPMG LLP, Independent Accountants.

23.2      Consent of Counsel (included in Exhibit 5.1).

24.1      Power of Attorney (included on page II-4).

___________________________

* Previously filed on October 22, 1999 with the Securities and Exchange Commission on Registration Statement Form S-3 (SEC File Number 333-89525).

ITEM 17.  UNDERTAKINGS

     A.  UNDERTAKING PURSUANT TO RULE 415

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     B.  UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT
           EXCHANGE ACT DOCUMENTS BY REFERENCE

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C.  UNDERTAKING IN RESPECT OF INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camarillo, State of California, on this 24th day of November, 1999.

                                   VITESSE SEMICONDUCTOR CORPORATION

                                   By:  /s/ Louis R. Tomasetta
                                        ----------------------------------------
                                        PRESIDENT AND CHIEF EXECUTIVE
                                        OFFICER


                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Louis R. Tomasetta and Eugene F. Hovanec and each of them, as attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the 24th day of November 1999 in the capacities indicated.

         Signature                               Title
         ---------                               -----

/s/ Louis R. Tomasetta               President, Chief Executive Officer, and
----------------------               Director
Louis R. Tomasetta                   (principal executive officer)


/s/ Eugene F. Hovanec                Vice President, Finance and Chief
---------------------                Financial Officer (principal financial
Eugene F. Hovanec                    and accounting officer)

/s/ James A. Cole
---------------------                Director
James A. Cole

/s/ Pierre R. Lamond                 Chairman of the Board of Directors
--------------------
Pierre R. Lamond

/s/ John C. Lewis                    Director
-----------------
John C. Lewis

/s/ Alex Daly                        Director
-------------
Alex Daly

                               INDEX TO EXHIBITS


   Exhibit
   Number                            Description
   ------                            -----------
      3.1*   Restated Certificate of Incorporation reflecting all amendments filed with the Delaware Secretary of State through September 16,
             1999.

      4.1*   Form of the Registration Rights Agreement by and among Vitesse
             Semiconductor Corporation, the Selling Stockholders and XaQti.

      5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation.

     23.1    Consent of KPMG LLP, Independent Accountants.

     23.2    Consent of Counsel (included in Exhibit 5.1).

     24.1    Power of Attorney (included on page II-4).

--------------------

* Previously filed on October 22, 1999 with the Securities and Exchange Commission on Registration Statement Form S-3 (SEC File Number
   333-89525)